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Exhibit 12.01

Rational software Corporation
Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)
                                               Years ended March 31,
                                 1996        1997       1998      1999     2000
                                 ----        ----       ----      ----     ----
Earnings:
  Net income (loss) before
   income taxes                  (721)    (42,791)   (28,826)   84,642  122,079
  Fixed charges (1)             1,321       1,981      3,687     3,384    4,352
  Total earnings, as adjusted     600     (40,810)   (25,139)   88,026  126,431

Divided by fixed charges        1,321       1,981      3,687     3,384    4,352

Ratio of earnings to fixed
 charges (2)                      n/a         n/a        n/a     26.01    29.05


(1) Fixed charges consist of interest expense incurred, including capital leases and the option of rental expense under operating leases deemed by Rational Software Corporation to be representative of the interest factor.

(2) Rational Software Corporation would have had to generate additional earnings of $.7, $42.8, and $28.8 million for the years ended march 31, 1996, 1997, and 1998, respectively, to achieve a ratio of 1:1.